SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For April 7, 2005



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Announcement
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                                [GRAPHIC OMITTED]

                                 CNOOC Limited
                          [CHINESE CHARACTERS OMITTED]
               (Incorporated in Hong Kong with limited liability)

                                (Stock Code: 883)
                Resignation of Independent Non-Executive Director

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With effect from 1 April 2005, Dr. Erwin Schurtenberger has resigned as an independent non-executive director of the Company.
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The board of directors (the "Board") of CNOOC Limited (the "Company") announces that Dr. Erwin Schurtenberger has resigned as an independent non-executive director of the Company with effect from 1 April 2005 for personal reasons due to ill health. Dr. Erwin Schurtenberger has confirmed that he has no disagreement with the Board and there is no matter that needs to be brought to the attention of the shareholders of the Company in connection with his resignation.

The Board would like to take this opportunity to express its appreciation and gratitude to Dr. Erwin Schurtenberger for his contribution and services to the Company.

After the resignation of Dr. Erwin Schurtenberger, the Board comprises of 4 executive directors and 3 independent non-executive directors. The Company will continue to be in compliance with rule 3.10 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Dr. Erwin Schurtenberger was a member of the audit committee of the Company. After his resignation, the audit committee will comprise 2 independent non-executive directors. The Company has not been able to secure a replacement to date and will comply with rule 3.23 of the Listing Rules and ensure that appropriate members are appointed to the audit committee to meet the requirement of rule 3.21 of the Listing Rules within three months of Dr. Schurtenberger's resignation.

As at the date of this announcement, the Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Luo Han
Jiang Longsheng
Zhou Shouwei

Independent non-executive Directors:
Chiu Sung Hong
Dr. Kenneth S. Courtis
Evert Henkes

                                                        By Order of the Board
                                                           CNOOC Limited
                                                             Cao Yunshi
                                                           Company Secretary

Hong Kong, 6th April 2005



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: April 7, 2005